

June 13, 2011

Via Facsimile
Mr. Robert O'Shaughnessy
Chief Financial Officer
PULTEGROUP, Inc.
100 Bloomfield Hills Parkway, Suite 300
Bloomfield Hills, MI 48304

> **Re: PULTEGROUP, Inc**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 10, 2011**
> **Response Letter Dated May 19, 2011**
> **File No. 1-09804**

Dear Mr. O'Shaughnessy:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Note 6 – Segment Information, page 69

1.   We note your response to our prior comment number four including the fact that you intend to further aggregate your homebuilding reportable segments to three in 2011. We further note from your website and other sources that you continue to operate in sixty

markets and twenty-eight states across the country. Please address the following with regard to your homebuilding reportable segments:

- Please tell us how you make decisions regarding opening new communities, continuing to build in existing communities, and ceasing to build in existing communities. Please address who makes these decisions and what specific metrics they use to make these decisions.

- In order to effectively manage your business, we assume you have community and market level financial information. Please tell us who reviews this information and how often they review it.

- We note from your organizational structure that you employ a Vice President of National Homebuilding Operations, Mr. Michael Wyatt. Please tell us if Mr. Wyatt is your CODM for homebuilding operations or otherwise explain who is.

- Please provide us, on a supplemental basis, a copy of the periodic financial information received by your CODM along with an understanding of the frequency with which such information is received and reviewed.

- Please provide us with an updated understanding regarding your organizational structure, including how you currently define your operating segments.

Note 16 – Commitments and Contingencies

Self-Insured Risks, page 89

2.   We note your response to our prior comment number six. In future filings, please expand your disclosures to identify the specific nature of the claims that impacted your reserves such as water intrusion, HVAC, etc. In addition, please revise future filings to quantify the increased frequency and severity of claims that significantly impacted your reserves during each period presented. To the extent that you have changed the claims history period you used to calculate your reserves, as noted in your response, please revise future filings to disclose and discuss the claims history period you previously used and the claims history period you currently use.

Closing Comments

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are

Mr. Robert O'Shaughnessy
PULTEGROUP, Inc
June 13, 2011
Page 3

in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief